EXHIBIT 21.1

SUBSIDIARIES OF
WHITE ELECTRONIC DESIGNS CORPORATION

Name of Subsidiary	Domicile

Interface Data Systems, Inc.	Arizona
Panelview, Incorporated	Oregon
IDS Acquisition Corporation (1)	Arizona
Electronic Designs, Inc.	Delaware
Bowmar/A.L.I., Inc.	Massachusetts
Graymor Coatings, Incorporated (2)	Oregon

(1)	IDS Acquisition Corporation is a direct subsidiary of Interface Data Systems, Inc.

(2)	Graymor Coatings, Incorporated is a direct subsidiary of Panelview, Incorporated.